Exhibit D-1

                             Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)
Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

March ___, 2002

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ___, 2001 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                    * * * * *

E.ON AG, et al. (70-09985)

     E.ON AG ("E.ON"), located at E.ON-Platz 1, 40479 Dusseldorf, Germany, and Powergen plc ("Powergen"), a registered holding company located at City Point, 1 Ropemaker Street, London EC2Y 9HT, United Kingdom, are seeking authorization for financing and other transactions to be entered into by E.ON and its subsidiaries (the "E.ON Group") after E.ON's acquisition of the outstanding voting securities of Powergen and its public-utility subsidiary companies (the "Acquisition") and E.ON's registration as a holding company under the Act./1 Applicants are seeking Commission authorization of the

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     1 Powergen's holding company subsidiaries, Powergen US Holdings Limited,
Powergen US Investments, Powergen Luxembourg sarl, Powergen Luxembourg Holdings sarl, Powergen Luxembourg Investments sarl, Powergen US Investments Corp., all located at City Point, 1 Ropemaker Street, London EC2Y 9HT, United Kingdom, are also Applicants (the "Powergen Intermediate Holding Companies").


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Acquisition in SEC File No. 70-9961. E.ON's acquisition of Powergen will result in E.ON's indirect acquisition of Powergen's U.S. exempt holding company subsidiary, LG&E Energy Corp. ("LG&E Energy"), and its public utility subsidiary companies Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU").

     E.ON is an Aktiengesellschaft, the equivalent of a U.S. stock corporation, formed under the laws of the Federal Republic of Germany. E.ON provides strategic management for group members and coordinates group activities. E.ON also provides centralized controller, treasury, risk management and service functions to group members, as well as communications, capital markets and investor relations functions. E.ON currently is organized into seven separate business divisions: energy, chemicals, real estate, oil, telecommunications, distribution/logistics and aluminum. Each business division is responsible for managing its own day-to-day business.

     Applicants seek Commission authorization of the financing activities of the E.ON Group for the period beginning with the date of the consummation of the Acquisition and continuing through May 31, 2005 ("Authorization Period"). Applicants seek Commission authorizations related to:

a) financings by E.ON, including but not limited to the issuance of ordinary shares and American Depositary Shares, preferred stock, short and long-term debt, currency and interest rate swaps and guarantees;

b) financings, (a) by the direct and indirect holding company parents of LG&E Energy, (b) by the LG&E Energy Group and (c) by E.ON UK plc;

c) the continuation by LG&E and KU of their respective receivables factoring programs;

d) the implementation of the money pools and certain intercompany financing arrangements;

e)   the payment of dividends out of capital or unearned surplus;

f)   the LG&E Energy Group tax allocation agreement;

g) changing the terms of any wholly-owned E.ON Group company's authorized capital stock, the issuance of additional shares, or alteration of the terms of any then existing authorized security;

h) the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application or pursuant to applicable exemptions under the 1935 Act;


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i)   authorization for financings by Powergen, Powergen US Holdings Ltd. and
     Powergen US Funding LLC, a financing vehicle for Powergen US Holdings Ltd, to issue certain debt securities; and

j)   authorization to invest in energy-related companies outside the U.S.

     Applicants do not know at this time the specific terms and conditions of the securities that may be issued in accordance with the requested authority. Consequently, the Applicants represent that the proposed transactions will be subject to the following general terms and conditions during the Authorization
Period:

a) Aggregate Limit - E.ON - The aggregate amount of external debt, equity and guarantees issued by E.ON under the authorizations requested in this Application will not exceed $75 billion at any one time outstanding ("External Financing Limit").

b) Aggregate Limit - LG&E Energy - The aggregate amount of short-term external debt issued by LG&E Energy under the authorizations requested in this Application will not exceed $400 million at any one time outstanding.

c) Investment Grade Credit Rating - Each of E.ON, LG&E and KU commit that all long-term debt and preferred stock issued by it to unaffiliated parties under the authorization requested in this Application will, when issued, be rated investment grade by a nationally recognized statistical rating organization.

d) Minimum Capitalization Ratio - E.ON and LG&E Energy, each on a consolidated basis, and LG&E and KU, individually, will maintain common stock equity as a percentage of total capitalization of at least 30%, as reflected in their most recent annual or semiannual report, in the case of E.ON, and, with respect to LG&E Energy, LG&E and KU, quarterly or other periodic earnings report, prepared in accordance with US GAAP.

e) Effective Cost of Money on Borrowings - The effective cost of money on debt financings by E.ON, LG&E Energy and the Utility Subsidiaries under the authorizations requested in this Application will not exceed the competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

f) Maturity of Debt - The maturity of debt issued by E.ON will not exceed 50 years.

g) Effective Cost of Preferred Stock - The dividend rate on preferred stock or other types of preferred securities issued by E.ON will not exceed at the time of issuance the rate generally obtainable for preferred securities having the same or reasonably similar terms and conditions issued by companies of


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     reasonably comparable credit quality, as determined by competitive capital markets.

h) Issuance Expenses - The underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application would not exceed 5% of the principal or total amount of the security being issued.

     The proceeds from the sale of securities in external financing transactions by E.ON will be used for general corporate purposes including: (1) financing investments by and capital expenditures of the E.ON Group, including the funding of future investments in EWGs, FUCOs and to-be-divested subsidiaries (as authorized in SEC File No. 70-9961) and exempt telecommunications companies ("ETCs") and companies engaged or formed to engage in energy-related businesses as authorized pursuant to the Application; (2) the repayment, redemption, refunding or purchase by any E.ON Group company of its own securities under Rule 42 under the Act or as authorized pursuant to the Application; (3) financing or refinancing the capital requirements of the E.ON Group, and (4) other lawful purposes. The proceeds of financing and guarantees used to fund investments in Rule 58 Subsidiaries will be subject to the limitations of that rule.

     E.ON proposes to issue and sell securities and to enter into guarantees of the obligations of its subsidiaries in an aggregate amount outstanding at any one time during the Authorization Period not to exceed the External Financing Limit. Such securities could include common stock, preferred stock, options, warrants, long- and short-term debt (including commercial paper), convertible/exchangeable securities, bonds coupled with warrants, bank borrowings and securities with call or put options ("Securities")./2 E.ON may also issue guarantees and enter into interest rate and currency swaps and hedges.

     E.ON has entered into profit and loss transfer agreements with certain subsidiaries organized in Germany under provisions of the German Stock Corporation Act. A profit and loss transfer agreement automates the transfer of profits as well as the balancing of losses between the participating companies. Such agreements are commonly done by German companies for tax optimization. The profit and loss transfer agreements allow E.ON to direct the management of the subsidiaries and to cause the subsidiaries to distribute their profits or to hold them as retained earnings. If the subsidiaries have losses, E.ON assumes the losses. E.ON and its subsidiaries organized in Germany propose to maintain and continue to enter into profit and loss transfer agreements with their subsidiaries as necessary in accordance with prudent tax and financial planning.

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     2 E.ON would not issue securities that are secured by the assets or securities of LG&E or KU.


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     Applicants request authorization: (i) to retain existing investments in foreign utility and energy-related businesses; (ii) to invest the proceeds from divestitures (including any completed divestitures as well as future divestitures), which may total approximately $35 billion, in EWG and FUCO activities without including those investments in E.ON's Aggregate EWG/FUCO Financing Limitation (as defined below);/3 and (iii) to enter into transactions to finance additional investments in EWGs and FUCOs in an amount up to $25 billion, which is approximately equal to 200% of E.ON's consolidated retained earnings as of December 31, 2000, on a pro forma basis reflecting the Acquisition, determined in accordance with U.S. GAAP. The authorization requested in (ii), above, would also include the flexibility for E.ON to issue and sell securities to finance EWG and FUCO investments pending the receipt of divestiture proceeds ("Bridge Loans"), provided that upon the receipt of such proceeds the Bridge Loans or securities with an equivalent principal amount are retired, redeemed or otherwise paid down such that the aggregate EWG and FUCO investment under the authorization requested in (ii) does not exceed the cash proceeds from divestitures. The $35 billion Bridge Loan authorization plus the $25 billion additional investment amount referred to in (iii) above, are in the aggregate referred to as the "Aggregate EWG/FUCO Financing Limitation". The proposed amount of E.ON's securities issuances for the purpose of financing EWG and FUCO investments is included in E.ON's External Financing Limit.

     Applicants also request authorization for E.ON Group companies to finance the to-be-divested subsidiaries and the E.ON's to-be-retained nonutility subsidiaries with market rates financing consistent with German tax law.

     E.ON also proposes to finance all or a portion of the capital needs of the LG&E Energy Group companies directly or through other E.ON Group companies, including the Intermediate Companies. E.ON intends to finance the capital needs of the LG&E Energy Group at the lowest practical cost. Companies in the LG&E Energy Group propose to borrow funds from other E.ON Group companies that may have available surplus funds. Such borrowings would only occur if the interest rate on the loan would result in an equal or lower cost of borrowing than the LG&E Energy Group company could obtain in a loan from E.ON or in the capital markets on its own. Consequently, all borrowings by an LG&E Energy Group company from an associate company would be at the lowest of: (i) E.ON's effective cost of capital; (ii) the lending associate's effective cost of capital (if lower than E.ON's effective cost of capital); and (iii) the borrowing LG&E Energy Group company's effective cost of capital determined by reference

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     3 Although the proceeds of divestitures may be invested in EWGs and FUCOs they would not be limited to such uses and could be used to finance the activities of the E.ON Group generally, as authorized or permitted under the Act.


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to the effective cost of a direct borrowing by such company from a nonassociate for a comparable term loan that could be entered into at such time.

     Upon completion of the Acquisition and the transfer of the LG&E Energy Group companies to E.ON US Verwaltungs GmbH, an E.ON subsidiary,4 Powergen will continue to own certain direct and indirect subsidiaries that will provide financing to LG&E Energy (the "Powergen Financing Entities"). Applicants request that the Powergen Financing Entities be authorized to maintain, repay, refund and otherwise refinance the facilities in place as of the date of the transfer of the LG&E Energy Group companies to E.ON US, to engage in certain other financing transactions and to provide guarantees. The Intermediate Companies also request certain financing authorization.

     LG&E Energy requests authorization to obtain funds externally through sales of short-term debt securities. The Applicants request authorization for LG&E Energy to have outstanding at any time during the Authorization Period external short-term debt in an aggregate amount of up to $400 million. Applicants also request authorization for LG&E and KU to undertake certain short-term debt financings. In addition, LG&E and KU propose to continue their receivables factoring program.

     Applicants also request authorization for inter-company loans among LG&E Energy and its nonutility subsidiaries and authorization for LG&E Energy Group companies to enter into guarantees and otherwise to provide credit support for the obligations from time to time of other LG&E Energy Group companies. Applicants also request authorization to operate three money pools to finance LG&E Energy's utility subsidiaries, LG&E Energy's nonutility subsidiaries and E.ON's non-LG&E Energy Group companies.

     The Applicants request authorization for each company in the E.ON Group other than EWGs, FUCOs and ETCs to acquire, redeem or retire its securities or those of its direct and indirect subsidiaries, which securities may be either outstanding presently or issued and sold in the future from time to time during the Authorization Period. Applicants also request authorization for the E.ON Group companies, except the EWGs, FUCOs and ETCs, to organize new or use existing corporations, trusts, partnerships or other entities created for the purpose of facilitating financings. To provide additional flexibility, Applicants request the authority to increase the amount or change the terms of any wholly-owned subsidiary's authorized capital securities.

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     4 Together with the transfer of LG&E Energy Group companies to the E.ON US
Verwaltungs GmbH ("E.ON US"), it is intended that E.ON US will also acquire Powergen U.S. Investments Corp. ("PUSIC"), the top U.S. holding company in the Powergen system. E.ON US, PUSIC and another intermediate holding company (E.ON Holdco) are referred to as the Intermediate Companies.


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     Applicants ask the Commission to approve the agreement among certain E.ON
Group companies to file a consolidated tax return ("Tax Allocation Agreement"). The Tax Allocation Agreement provides for the retention by the U.S. parent of the US tax filing group or subsidiary holding company of certain payments for tax losses that it has incurred, rather than the allocation of such losses to the subsidiaries in the U.S. tax filing group. In addition, E.ON requests authorization, on behalf of its subsidiaries, other than its EWGs, FUCOs, ETCs and LG&E or KU, that each such company be permitted to pay dividends with respect to its common stock or fund the redemption or repurchase of stock, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law.

     Applicants propose to restructure E.ON's nonutility holdings from time to time as may be necessary or appropriate in the furtherance of the E.ON Group's authorized nonutility activities. E.ON also requests authorization to acquire and to invest up to $10 billion in certain energy-related nonutility businesses located throughout the world without regard to the source of their revenues.

     For the Commission by the Division of Investment Management, pursuant to delegated authority.

                                                  Jonathan G. Katz
                                                  Secretary